W2 ENERGY, Inc.
26 Densley Avenue
Toronto, Ontario M6M 2R1, Canada

May 6, 2008

United States Securities and Exchange Commission
Attn: Jennifer R. Hardy, Branch Chief
100 F Street N.E., Stop 4561
Washington, D.C. 20549

RE:	Amendment No. 5 to Registration Statement on Form 10-12G/A Filed on April 18, 2008 File No. 000-52277 Form 10-K for the fiscal year ended December 31, 2007 Filed on April 15, 2008 File No. 000-52277

Dear Ms. Branch, et al:

We have reviewed the comments from your letter dated April 11, 2008 and have formulated responses as outlined below.  Please feel free to contact us at your convenience should additional explanation and/or clarification be required.

Risks Related to our Equity, page 6

Our independent auditors’ report states that there is substantial doubt that we will be able to continue as a going concern, page 6

1.
You state in this risk factor the date of your audit report is April 15, 2007.  However, we note that the audit report on page F-2 is dated April 2, 2008.  We further note that this same risk factor included in your Form 10-K for the year ended December 31, 2007 states that the audit report is dated March 27, 2007.  Please clarify and revise your documents accordingly.

COMPANY RESPONSE:  The correct date of the audit report is April 2, 2008.  We have revised all references to this audit report so as to correctly state the date of such as being April 2, 2008.

Certain Relationships and Business Transactions, page 14
Transactions with Management and Stockholders Holding More than 5% of our Outstanding Common Stock, page 14

2.
The terms of the promissory note discussed at the end of the first paragraph are inconsistent with your disclosures in the third paragraph of the “Liquidity and Capital Resources” section on page 9.  Please revise your disclosures to remove inconsistencies.

COMPANY RESPONSE:  We have revised our disclosures pertaining to the promissory note so as to eliminate any inconsistencies, pursuant to the Commission’s request.

3.	Further, please explain the 8,000 share difference between the number of shares of preferred stock held by Mr. McLaren as disclosed by you in this paragraph.

COMPANY RESPONSE:  We have expanded our disclosure pertaining to Mr. McLaren’s preferred stock so as to eliminate any discrepancy with respect to the number of shares held by Mr. McLaren.

Description of Registrant’s Securities to be Registered, page 17
General, page 17

4.
Please revise your disclosure to reflect the correct number of shares of preferred stock outstanding.  Since you disclose that Mr. McLaren currently holds over 52 million shares of Series A Preferred Stock, the number of shares of preferred stock currently outstanding cannot be -0-.

COMPANY RESPONSE:   We have revised our disclosure so as to correctly state the number of shares of Series A Preferred Stock issued and outstanding as of the date of the amended filings, as opposed to stating the number of shares outstanding at the audit date, as was done previously.

Financial Statements

Note 2 – Significant Accounting Policies, page F-11

5.
We note your policy, previously included as Note 2l, stating that you expense all research and development costs as incurred has been eliminated in this most recent amendment and is not included in your recently filed Form 10-K for the year ended December 31, 2007.  Please revise your document to add this policy back into your significant accounting policies footnote.

COMPANY RESPONSE:  We have inserted the research and development footnote into our current amendment and into the Form 10-K for the year ended December 31, 2007, pursuant to the Commission’s request.

Note 2b – Basic Loss Per Share, page F-11

6.
You disclose herein and on the face of your statement of operations that the weighted average number of shares outstanding used for calculating basic loss per share for the year ended December 31, 2006 is 104,530,619.  We note that in your last amendment filed April 1, 2008, the weighted average number of shares outstanding was 69,770,203.  Please tell us, and disclose in your filing, why this number has changed.

COMPANY RESPONSE:   The weighted average number of shares outstanding for the year ended December 31, 2006 was adjusted so as to accurately reflect a “weighted average,” as opposed to a simple average.

Exhibits, page 20

7.
We note your response to our prior comment 7; however, you have made no changes to Footnotes 1 and 2 to the Exhibit Index.  As a result, we reissue comment 7 of our April 11, 2008 [letter] (prior comment 7 reads as follows: “Please revise footnotes 1 and 2 to state that the referenced exhibits have been previously filed with the Commission and remove the language about incorporation by reference since the exhibits are part of the same filing and are not being incorporated.”).

COMPANY RESPONSE:   We have revised footnotes 1 and 2 to the Exhibit Index so as to remove the language about incorporation by reference, pursuant to the Commission’s request.

Form 10-K for the year ended December 31, 2007

Item 9A – Controls and Procedures, page 16

8.
Your conclusion that your disclosures controls and procedures are effective “in timely alerting management to information relating to us that is required to be included in our reports filed under the Exchange Act” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act.  The rule requires, among other matters, that the disclosure controls and procedures be designed to “ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized, and reported, within the time periods specified in the Commission’s rules and forms” and to ensure than “information required to be disclosed by the issuer…is accumulated and communicated to the issuer’s management…as appropriate to allow timely decisions regarding required disclosure.”  Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all the requirements of this section and that you will conform your disclosure in future filings.

COMPANY RESPONSE:   We confirm to the Commission that our disclosure controls and procedures for the relevant periods met all the requirements under Rule 13a-15(e) of the Exchange Act.  We have expanded our disclosure under Item 9A so as to more clearly and thoroughly explain our conclusion that our controls and procedures are effective.  In addition, we confirm to the Commission that we will conform our disclosures in future filings according to this Rule and pursuant to the Commission’s request.

9.
We note your disclosure that “there were no significant changes in our internal control over financial reporting.”  Please note that Item 308 of Regulation S-K requires the disclosure of “any” change in your internal controls that occurred during the last fiscal quarter.  Please advise us with respect to any changes in your internal controls for the fourth quarter [of] 2007 and confirm to us that you will consider this comment in preparing future periodic reports.

COMPANY RESPONSE:  We have revised our statement regarding internal control over financial reporting so as to clearly state that there have been no changes of any kind during the last fiscal quarter.  We confirm to the Commission that we will consider this comment in preparing future periodic reports.